Exhibit 12

INTERNATIONAL PAPER COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in millions)

(Unaudited)

	For the Years Ended December 31,							Nine Months Ended September 30,
	2005	2006	2007	2008		2009		2009	2010
TITLE
A) Earnings (loss) from continuing operations before income taxes and equity earnings	$286.0	$3,188.0	$1,654.0	$(1,153.0	)(1)	$1,199.0	(1)	$1,627.0	$490.0
B) Noncontrolling interests, net of taxes	(9.0)	(17.0)	(24.0)	(3.0)		(18.0)		(14.0)	(18.0)
C) Fixed charges excluding capitalized interest	752.0	724.5	552.8	648.2		780.6		587.1	540.2
D) Amortization of previously capitalized interest	39.2	34.8	27.2	30.0		31.3		19.9	22.9
E) Equity in undistributed earnings of affiliates	9.7	(5.8)	(10.7)	0	(1)	0	(1)	0	0
F) Distributed income of equity investees	0	0	0	73.0		51.0		0	33

G) Earnings (loss) from continuing operations before income taxes and fixed charges	$1,077.9	$3,924.5	$2,199.3	$(404.8)		$2,043.9		$2,220.0	$1,068.1

Fixed Charges
H) Interest and amortization of debt expense	$680.8	$651.4	$487.0	$572.5		$702.3		$530.4	$483.6
I) Interest factor attributable to rentals	61.2	60.2	55.4	65.8		72.0		51.8	52.5
J) Preferred dividends of subsidiaries	10.0	12.9	10.4	9.9		6.3		4.9	4.1
K) Capitalized interest	13.7	20.7	29.9	27.5		12.1		9.0	9.5

L) Total fixed charges	$765.7	$745.2	$582.7	$675.7		$792.7		$596.1	$549.7

M) Ratio of earnings to fixed charges	1.41	5.27	3.77			2.58		3.72	1.94

N) Deficiency in earnings necessary to cover fixed charges				$(1,080.50)

(1)	Beginning in 2008, earnings from continuing operations are reported before equity earnings. Therefore, equity earnings are no longer adjusted out of the total in Line E.

NOTE: Dividends on International Paper’s preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.